

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 7, 2009

Mr. Max Chan
Chief Financial Officer
Himax Technologies, Inc.
10F, No. 1, Xiangyang Road
Taipei 10046
Taiwan, Republic of China

> RE: **Himax Technologies, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed May 15, 2009**
> **File No. 0-51847**

Dear Mr. Chan:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant